DIONICS, INC.
                            65 Rushmore Street
                         Westbury, New York 11590
                            TEL: (516) 997-7474
                            FAX: (516) 997-7479



VIA EDGAR

July 28, 2009

Gary R. Todd
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 3030

Re:  Dionics, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed on March 31, 2009
     File No. 000-08161

Dear Mr. Todd:

This letter is in response to the comments contained in the Staff's letter (the "Comment Letter") dated June 30, 2009 to Dionics, Inc. (the "Company"). The responses below correspond to the numbered comments contained in the Comment Letter. References in this letter to "we", "our" or "us" refer to the Company.

Form 10-K for the fiscal year ended December 31, 2008
-----------------------------------------------------
Note, 7, Commitments and Contingencies, F-9
-----------------------------------------------------

1. We refer to your response to Comment 1. You indicate that you believe you have a month-to-month tenancy insofar that you could terminate the lease without penalty on 120 days notice. Under SFAS 13, a lease term includes both the non-cancelable term and any period where the lease imposes a penalty, as defined in paragraph 5(o), such that renewal appears reasonably assured at inception of the lease. The notice of a penalty as described in paragraph 5(o) includes both explicit penalties included in a lease agreement and penalties outside of a written lease agreement, such as economic detriment. Accordingly, please tell us how you considered the guidance from paragraph 5(o) in assessing the period of reasonably assured renewal under the lease for your sole facility.

COMPANY RESPONSE:   We signed a 7-year lease that included an early
termination option for the tenant only, with no penalty, following a 120-day notice. Reasons such an option might have been exercised, and might still be exercised, include the need for expansion into larger facilities, the desire to relocate and consolidate operations with those of another company following a merger or acquisition and even the need to cease unsuccessful operations if necessary. Early termination for any of these would have relieved the Company of ongoing rent-payment obligations, thus producing substantial financial benefits.

We recognize that under SFAS 13, a lease term includes both the non-cancelable term and any period where the lease imposes a penalty, as defined in paragraph 5(o), such that renewal appears reasonably assured at the inception of the lease. In this regard, we acknowledge that the notice of a penalty as described in paragraph 5(o) includes both explicit penalties included in a lease agreement and penalties outside of a written lease agreement, such as economic detriment.

Consistent with the above, we considered paragraph 5(f) which states that a lease that is cancelable shall be considered noncancelable "...if a lessee incurs a penalty IN SUCH AMOUNT (emphasis added) that continuation of the lease appears, at inception, reasonably assured..."

We therefore examined SFAS 13 paragraph 5(o) to determine if there had been any economic penalties so costly that they might make our early-termination option non-operative, in practical terms. Paragraph 5(o) states:

"...Factors to consider when determining if an economic detriment may be incurred include, but are not limited to, the uniqueness of purpose or location of the property, the availability of a comparable replacement property, the relative importance or significance of the property to the continuation of the lessee's line of business or service to its customers, the existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing use of the leased property, adverse tax consequences, and the ability or willingness of the lessee to bear the cost associated with relocation or replacement of the leased property at market rental rates or to tolerate other parties using the leased property."

After a detailed analysis of the above items in 5(o) we concluded that none would either apply or be of such magnitude as to preclude our taking advantage of the early termination option, should such action become desirable. We therefore saw no meaningful period of reasonably assured renewal under our lease.


2. We refer to your response to Comment 2. It continues to be unclear how inventory was estimated at the end of the first quarter of 2009. To assist us in understanding your rationale, please respond to the following:

* You indicate that you believed that no "material" change had occurred in inventory values during the first quarter. Please tell us how you defined and measured materiality for this purpose.

COMPANY RESPONSE: We define "materiality" as a change of more than plus-or-minus five percent. Ours is a very small company, which both permits and requires that management be intimately familiar with all details of operations. Based on that familiarity, it was management's informed judgment that no "material" changes had occurred with regard to inventory.

* Tell us, in reasonably specific detail, how you determined cost of sales for the quarter as reported in the Form 10-Q for the first quarter of 2009.

COMPANY RESPONSE: Cost of sales was determined in the first quarter 2009 report using conventional and standard accounting methods. The reported $148,424 amount for Cost of Sales was arrived at by adding Purchases of $41,071 to Labor of $53,295 and Other Allocable Cost items of $54,058. These amounts had been recorded in our computer-based bookkeeping system, as expenses were incurred.

* You indicate that you reduced purchases of raw materials and that you had "little need" to build finished goods or work-in-process during the first quarter of 2009. As a result, please tell us how total inventory did not decrease during the quarter.

COMPANY RESPONSE: We indicated that we had reduced purchases because we had little need to build finished goods or work-in-process inventory for periods beyond the First Quarter of 2009. Purchases and production did continue, however, for the shipping obligations scheduled during the First Quarter of 2009. Total inventory did not decrease in the First Quarter of 2009 largely because reduced incoming purchase orders caused shipments in that quarter, $169,600, to drop sharply from those of the preceding Fourth Quarter of 2008. Our reduced First Quarter purchases were therefore balanced by reduced shipping. Overall, it was management's informed judgment that, during the First Quarter of 2009, no material change had occurred in our total inventory value.

Our confidence in the above conclusion is supported by our observation and analysis that required purchases of Direct Materials in the First Six-Months of 2008, as an example, were $85,568 or 14.1% of Sales, and in the First Six-Months of 2009 were $30,338 or 8.2% of Sales. These percentages will vary somewhat depending on the particular product-mix that makes up the shipping in any particular period, but typically Direct Materials account for an average of about 10% of the sales value of our products shipped.

If we take the Q-1 Opening Inventory of $159,300 and add to it the $21,842 Direct Material purchases for the First Quarter of 2009, which totals $181,142, and then subtract from it 8.2% or 14.1% of First Quarter Sales, we should arrive at a close estimate of the probable range for the Closing Inventory. The above calculation gives us a range of estimated Closing Inventory values of $158,042 at the low end and $167,942 at the high end. These are both within close proximity to the reported value of $159,300 and allowing for the minor uncertainty of where in the $158,042 to $167,942 recently historical projected range we actually were during the First Quarter of 2009, it is clear that the final value would be plus-or-minus about $5000 on the total Closing Inventory reported, or approximately plus-or-minus 3%. This falls below the definition of plus-or-minus 5% for materiality.

* Based on your response, it appears that you may not have an inventory system that can track changes in inventory or its components from period-to-period as necessary for financial reporting. As inventory is significant to your assets and the cost of inventory sold is significant to your reported quarterly results, please tell us how you determined that there is no material weakness internal control with respect to inventory accounting.

COMPANY RESPONSE: Although we are a very small company, we do possess the necessary tools for data collection, computer-processing and analysis, sufficient to track quarterly changes in inventory components. We continue to believe, however, that the most accurate approach is based on a more costly physical count especially since a perpetual inventory approach would not lend itself in a practical way to the very large variety of different part numbers we stock. Decisions on whether to apply our full tracking-tool capabilities to quarterly reports was previously being based on management's considered opinion as to the likely materiality of changes that may have occurred.

IN ORDER TO ALLAY THE STAFF'S CONCERNS REGARDING ACCURACY, HOWEVER, WE WILL IN ALL FUTURE QUARTERLY REPORTS UTILIZE FULLY THE COMPUTER-BASED
DATA-COLLECTION AND ANALYSIS TOOLS WE DO HAVE AVAILABLE TO US.

* Tell us whether you have applied consistent methodology for estimating inventories at quarter end as disclosed in your financial statements.
Please also describe how your methods and policies for determining quarterly inventories are documented.

COMPANY RESPONSE: Quarterly inventory has been estimated in a consistent manner, but based primarily on whether management considered any changes to have been of a material level. As pointed out above, this is now being replaced by a more fact-based approach utilizing data-collection and analysis tools already in place. Year-end, physically counted inventory has always used these tools, and the related documented procedures will now be applied to all future quarterly reports, as well.


Thank you for your attention to this matter. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

DIONICS, INC.

/s/ Bernard L. Kravitz

Bernard L. Kravitz
President